-------------------------------------------------------------------

SCHEDULE 13G
 (12/28/00)

KINARK CORPORATION
Cusip # 494474-10-9
New Filing

--------------------------------------------------------------------

Cusip # 494474109

Item  1:    REPORTING PERSONS
            Edmund A. Schwesinger, Jr.
            First Daniel Corporation (Tax ID: 13-2518975)

Item  4:    CITIZENSHIP
            Edmund A. Schwesinger, Jr. is a United States citizen.
            First Daniel Corporation is a New York corporation.

Item  5:    SOLE VOTING POWER
              360,200 shares

Item  6:    SHARED VOTING POWER --
              Not applicable

Item  7:    SOLE DISPOSITIVE POWER --
              360,200 shares

Item  8:    SHARED DISPOSITIVE POWER --
              Not applicable

Item  9:    AGGREGATE AMOUNT BENEFICIALLY OWNED by each reporting person --
         Edmund A. Schwesinger, Jr. beneficially owns 360,200 shares which is
         5.4% of the class.  Of those shares, First Daniel Corporation beneficially owns 235,200 shares. Edmund A. Schwesinger, Jr. has the power to vote or direct the vote and to dispose and to direct the disposition of the shares that he owns directly and the shares owned by First Daniel Corporation.

Item 11:    PERCENT OF CLASS REPRESENTED BY LINE 9 --
             5.4%

Item 12:    TYPE OF REPORTING PERSON --
            IN/CO

-----------------------------------------------------------------------

ITEM 1(A).  NAME OF ISSUER

            KINARK CORPORATION

ITEM 1(B).  ADDRESS OF ISSUER

            2250 East 73rd St., Suite 300
            Tulsa, OK  74136

ITEM 2(A).  NAME OF PERSON FILING

            This statement is being filed by Edmund A. Schwesinger, Jr. and First
              Daniel Corporation, sometimes referred to herein as the
              "Reporting Persons."
            First Daniel Corporation is wholly-owned by Edmund A. Schwesinger,
              Jr. and his wife Marjorie Schwesinger
ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE

            The address of both reporting persons is
            321 Railroad Avenue, Greenwich, CT  06831

ITEM 2(C).  CITIZENSHIP

            Mr. Schwesinger is a United States citizen.
            First Daniel Corporation is a New York corporation.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES

            Common Stock, $.10 par value

ITEM 2(E).  CUSIP NUMBER

            494474-10-9

ITEM 3.     This statement is filed pursuant to Rule 13d-1 (c) by
            passive investors.

---------------------------------------------------------------------

ITEM 4.     OWNERSHIP
            This Schedule 13-G is filed by Edmund A. Schwesinger, Jr. and First
              Daniel Corporation, a New York Corporation, herein sometimes called the "Reporting Persons".
ITEM 4(a).  AMOUNT BENEFICIALLY OWNED
              Edmund A. Schwesinger, Jr. beneficially owns 360,200 shares which is
              5.4% of class.  Of those shares, First Daniel Corporation beneficially owns 235,200 shares.
ITEM 4(b).  PERCENT OF CLASS
             5.4%
ITEM 4(c).  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
           Edmund A. Schwesinger, Jr. has the power to vote or direct the vote and to dispose and to direct the disposition of the shares that he owns directly and the shares owned by First Daniel Corporation.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
            Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON
            Not Applicable

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
            ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
            COMPANY:
            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP
            Not Applicable

ITEM 10.    CERTIFICATION
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of
            changing or influencing the control of the issuer of such
            securities and were not acquired and are not held in connection with or as a participant in any transaction having that
            purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete are correct.

Signatures

   Friday, January 4, 2001

   /s/ Edmund A. Schwesinger, Jr.
   Edmund A. Schwesinger, Jr.,
   Individual

   First Daniel Corporation
   by /s/ Edmund A. Schwesinger, Jr.
   Edmund A. Schwesinger, Jr.
   President